Exhibit 99.7
October 29, 2007

National Penn Bancshares, Inc.
Philadelphia and Reading Avenues
Boyertown, PA  19512

National Penn Bancshares, Inc. (“National Penn”) and KNBT Bancorp, Inc. (“KNBT”) entered into an Agreement and Plan of Merger on September 6, 2007, providing for the merger of KNBT with and into National Penn (the “Merger”).  In connection with the Merger, the undersigned hereby consents to being named a nominee to National Penn’s Board of Directors in the Registration Statement on Form S-4, the joint proxy/prospectus included therein and other filings with the SEC incorporated by reference therein.  Additionally, if elected, the undersigned agrees to serve on National Penn’s Board of Directors following the Merger.

/s/ Thomas L. Kennedy